                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

     Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2 )*

                             Decora Industries, Inc.
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    243593100
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   May 3, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243593100

                                   SCHEDULE 13D
CUSIP NO.
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert W. Johnson IV
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                773,416
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               0
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               773,416
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     773,416
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 243593100

     This Amendment No. 2 to Schedule 13D is filed on behalf of Robert W. Johnson IV for the purpose of reporting the acquisition and disposition of certain shares of common stock, par value $0.01 per share (the "Shares"), of Decora Industries, Inc., a Delaware corporation ("Decora") by virtue of (i) the vesting of the Series C Warrant to purchase Shares, dated November 3, 1995 (the "Series C Warrant") pursuant to its terms and (ii) the payment in full upon maturity of the convertible promissory note, dated November 3, 1992 (the "Note"), respectively.

Item 4.  Purpose of Transaction

     Item 4 is amended and supplemented as follows:

     Mr. Johnson no longer beneficially owns the Shares which were issuable upon conversion of the Note. The Note was paid in full on its maturity date, May 3, 1998, pursuant to its terms. Simultaneously with the payment in full of the Note, Mr. Johnson acquired beneficial ownership of the Shares subject to the Series C Warrant pursuant to the terms thereof. Reference is hereby made to Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed by Mr. Johnson on December 28, 1995, which is incorporated herein by this reference. The material terms of the Note and Series C Warrant are described more fully in Amendment No. 1.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Decora, there are 7,331,378 Shares outstanding. Assuming exercise of the Series A, B and C Warrants (as defined below) held by Mr. Johnson, there would be 7,716,378 Shares outstanding (the "Outstanding Shares").

     Mr. Johnson beneficially owns 773,416, or 10.0%, of the Outstanding Shares. Of the Shares beneficially owned by Mr. Johnson, 388,416 are in the form of Common Stock; 45,000 are issuable to Mr. Johnson upon exercise of the Series A Warrant to purchase Shares, dated November 3, 1992, as amended (the "Series A Warrant"); 20,000 are issuable to Mr. Johnson upon exercise of the Series B Warrant to purchase Shares, dated November 3, 1992, as amended (the "Series B Warrant"), 260,000 are issuable to Mr. Johnson upon exercise of the Series C Warrant and 60,000 are issuable to Mr. Johnson's children, which are held in custodian accounts, of which Mr. Johnson is the custodian.

     Mr. Johnson disclaims beneficial ownership of 27,000 Shares that are held

CUSIP No. 243593100

by trusts, of which Mr. Johnson is sole trustee, that Mr. Johnson established for his children.

     (b) Mr. Johnson has sole voting and dispositive power over the Shares reported herein as being owned by him.

     (c) The vesting of the Series C Warrant and the maturity of the Note, as more fully described in Item 4 hereof, are the only transactions effected by Mr. Johnson in the Shares during the past 60 days and in the 60 days on or prior to May 3, 1998.

     (d)  Not applicable.

     (e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:    July 17, 1998                      /s/ Robert W. Johnson IV
                                             --------------------------
                                             Robert W. Johnson IV